SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

(Amendment No. 2)

Michael Baker Corporation

(Name of Subject Company)

Michael Baker Corporation

(Name of Person Filing Statement)

Common Stock, par value $1.00 per share

(Title of Class of Securities)

057149106

(CUSIP Number of Class of Securities)

H. James McKnight

Executive Vice President, Chief Legal Officer and Corporate Secretary

Airside Business Park

100 Airside Drive

Moon Township, Pennsylvania 15108

(412) 269-6300

(Name, address and telephone number of person authorized to receive notices and communications on behalf of person filing statement)

Copy to:

Michael C. McLean, Esq.

Kristen L. Stewart, Esq.

K&L Gates LLP

K&L Gates Center

210 Sixth Avenue

Pittsburgh, Pennsylvania 15222-2613

(412) 355-6458

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 2 amends and supplements Items 3, 4 and 8 in the Solicitation/Recommendation Statement on Schedule 14D-9 initially filed with the Securities and Exchange Commission (the “SEC”) on September 9, 2013, by Michael Baker Corporation, a Pennsylvania corporation (“Baker”), as amended by Amendment No. 1 filed with the SEC on September 18, 2013 (as amended or supplemented from time to time, the “Schedule 14D-9”). The Schedule 14D-9 relates to the tender offer by CDL Acquisition Co. Inc., a Pennsylvania corporation (“Merger Sub”) and a wholly-owned subsidiary of Integrated Mission Solutions, LLC, a Delaware limited liability company (“IMS”), to purchase all of the outstanding shares of Baker’s common capital stock, at a price per share of $40.50, net to the seller in cash, without interest and subject to any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated September 9, 2013, and the related Letter of Transmittal, as each may be amended or supplemented from time to time, and as more fully described in a Tender Offer Statement on Schedule TO filed by Merger Sub and IMS with the SEC on September 9, 2013, as amended or supplemented through the date hereof.

Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated herein by reference as relevant items in this Amendment No. 2. Capitalized terms used but not otherwise defined herein have the meanings ascribed to such terms in the Schedule 14D-9.

Item 3.	Past Contacts, Transactions, Negotiations and Agreements

Item 3 of the Schedule 14D-9 is hereby amended and restated as follows:

(1) The disclosure under the subheading “Arrangements between Baker and IMS and Merger Sub—Merger Agreement” beginning on page 2 of the Schedule 14D-9 is amended and restated as follows:

The summary of the Merger Agreement and the description of the terms and conditions of the Offer and related procedures and withdrawal rights contained in the Offer to Purchase, which is being filed as Exhibit (a)(1)(A) to the Schedule TO and Exhibit (a)(1)(A) to this Schedule 14D-9, are incorporated in this Schedule 14D-9 by reference. Such summary and description are qualified in their entirety by reference to the Merger Agreement and the amendment thereto, which have been included as Exhibit (e)(1) and Exhibit (e)(2), respectively, to this Schedule 14D-9 and are incorporated herein by reference.

The Merger Agreement governs the contractual rights among Baker, IMS and Merger Sub in relation to the Offer and the Merger. The Merger Agreement and the amendment thereto have been included as exhibits to this Schedule 14D-9 to provide Shareholders with information regarding the terms of the Merger Agreement. It is not intended to provide any other factual information about the parties. In particular, the representations and warranties set forth in the Merger Agreement were made for purposes of the Merger Agreement and are subject to qualifications and limitations agreed to by the respective parties in connection with negotiating the terms of the Merger Agreement, including information contained in confidential disclosure schedules that the parties exchanged in connection with signing the Merger Agreement. Accordingly, investors and security holders should not rely on such representations and warranties as characterizations of the actual state of facts or circumstances, since they were only made as of a specific date and are modified in important part by the underlying disclosure schedules. The representations and warranties set forth in the Merger Agreement were negotiated with the principal purpose of establishing the circumstances under which Merger Sub may have the right not to consummate the Offer, or Baker or IMS may have the right to terminate the Merger Agreement, rather than establishing matters as facts. The representations and warranties set forth in the Merger Agreement may also be subject to a contractual standard of materiality different from that generally applicable under federal securities laws. Moreover, information concerning the subject matter of such representations and warranties may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in Baker’s public disclosures.

(2) The disclosure under the subheading “Arrangements between Baker and IMS and Merger Sub—Additional Arrangements” beginning on page 3 of the Schedule 14D-9 is amended and restated by inserting the following at the end of such disclosure:

IMS and Merger Sub have agreed that, for a period of at least three years after the Merger, three members of the IMS Board of Managers will be persons who are current Baker directors, or if the current Baker directors resign, persons selected from a pool of two alternate directors of Baker, unless and until no such alternate directors remain (together the “Continuing Directors”). For three years (or five years in the instance specified below), a majority of the Continuing Directors must approve any decision by IMS that is inconsistent with certain commitments made under the Merger Agreement, which include:

•	maintaining Baker headquarters in Moon Township, Pennsylvania;

•	retaining the name “Michael Baker Corporation;”

•	to the extent commercially reasonable, maintaining Baker’s current staffing levels at its business locations;

•	continuing corporate support provided to charitable organizations;

•	selling Baker to a third party within five years after the Merger; and

•	IMS’s obligations described under “—Employee Matters” and “—Indemnification and Insurance” set forth in Section 12 of the Schedule TO.

As of the date on which this Schedule 14D-9 was filed with the SEC, there were seven members of the Board and the three members of the Board to serve as initial Continuing Directors had not been selected. The Merger Agreement provides that the Continuing Directors will be selected by IMS after consultation with the Board. The members of the special litigation committee of the Board described in Item 8 “Additional Information—Litigation” informed the Board before the committee was formed that they had no current intention to serve as Continuing Directors after the Merger. However, it is possible that IMS will request that one or more of such directors do so, and they are not precluded from accepting such request. As of October 1, 2013, there had been no substantive discussions between representatives of IMS and the Board regarding selection of the Continuing Directors and IMS had not informed the Board which members of the Board it desired to serve on the IMS Board of Managers.

(3) The disclosure under the subheading “Arrangements between Baker and its Executive Officers, Directors and Affiliates—Treatment of Stock Options” beginning on page 5 of the Schedule 14D-9 is amended and restated as follows:

As of the Effective Time, each option to purchase Shares (each a “Company Option”) granted under any of Baker’s equity based compensation plans (the “Stock Plans”) that is outstanding and unexercised will vest (if not previously vested) and be canceled in consideration for the right to receive cash consideration equal to the product of (1) the total number of Shares previously subject to such Company Option and (2) the excess, if any, of the Offer Price over the exercise price per Share previously subject to such Company Option, less any required withholding taxes. Only directors of Baker hold Company Options.

The following table sets forth, as of September 5, 2013, the cash consideration that each director would be entitled to receive in respect of such individual’s outstanding Company Options at the Effective Time pursuant to the Merger Agreement:

Name	Number of Shares Subject to Options	Exercise Price per Share	Consideration Payable in Respect of Company Options(1)
Robert N. Bontempo, Ph.D.	2,000	$12.625	$ 55,750
	2,000	$20.160	$ 40,680
	2,000	$20.280	$ 40,440
	2,000	$26.860	$ 27,280
	2,000	$37.525	$ 5,950
	2,000	$40.455	$ 90
	2,000	$37.225	$ 6,550
	2,000	$25.180	$ 30,640
	2,000	$22.950	$ 35,100
	(2) 2,000	$27.060	$ 26,880

	20,000		$269,360

Nicholas P. Constantakis, CPA	2,000	$12.625	$ 55,750
	2,000	$20.160	$ 40,680
	2,000	$20.280	$ 40,440
	2,000	$26.860	$ 27,280
	2,000	$37.525	$ 5,950
	2,000	$40.455	$ 90
	2,000	$37.225	$ 6,550
	2,000	$25.180	$ 30,640
	2,000	$22.950	$ 35,100
	(2) 2,000	$27.060	$ 26,880

	20,000		$269,360

David L. DeNinno, Esq.	2,000	$22.950	$ 35,100
	(2) 2,000	$27.060	$ 26,880

	4,000		$ 61,980

General (Ret.) Robert H. Foglesong	2,000	$20.280	$ 40,440
	2,000	$26.860	$ 27,280
	2,000	$37.525	$ 5,950
	2,000	$40.455	$ 90
	2,000	$37.225	$ 6,550
	2,000	$25.180	$ 30,640
	2,000	$22.950	$ 35,100
	(2) 2,000	$27.060	$ 26,880

	16,000		$172,930

Mark E. Kaplan, CPA	2,000	$37.525	$ 5,950
	2,000	$40.455	$ 90
	2,000	$37.225	$ 6,550
	2,000	$25.180	$ 30,640
	2,000	$22.950	$ 35,100
	(2) 2,000	$27.060	$ 26,880

	12,000		$105,210
Pamela S. Pierce	2,000	$20.160	$ 40,680
	2,000	$20.280	$ 40,440
	2,000	$26.860	$ 27,280
	2,000	$37.525	$ 5,950
	2,000	$40.455	$ 90
	2,000	$37.225	$ 6,550
	2,000	$25.180	$ 30,640
	2,000	$22.950	$ 35,100
	(2) 2,000	$27.060	$ 26,880

	18,000		$213,610
David N. Wormley, Ph.D.	2,000	$37.525	$ 5,950
	2,000	$40.455	$ 90
	2,000	$37.225	$ 6,550
	2,000	$25.180	$ 30,640
	2,000	$22.950	$ 35,100
	(2) 2,000	$27.060	$ 26,880

	12,000		$105,210

(1)	Calculation based on the Offer Price.
(2)	All options are currently vested and exercisable other the options in respect of 2,000 Shares awarded to each of the directors on July 1, 2013 at an exercise price per Share of $27.06. These options become vested and exercisable as of the earlier of January 1, 2014 and the purchase of Shares pursuant to the Offer. Based on the Offer Price, each such option would be cashed out for the $26,880 payment shown next to such noted option grant in the above table.

(4) The disclosure under the subheading “Arrangements between Baker and its Executive Officers, Directors and Affiliates—Key Employee Retention Plan” beginning on page 8 of the Schedule 14D-9 is amended and restated as follows:

The executive officers and certain other key employees have been granted retention awards under Baker’s Key Employee Retention Plan (the “Retention Plan”), to incentivize such executive officers and key employees to remain employed with Baker until at least March 1, 2014. Each retention award will become payable on the earlier of (1) March 1, 2014, subject to the key employee’s continued employment on March 1, 2014 and (2) the date on which Baker terminates the individual’s employment without “cause” (as defined in the Retention Plan). In addition to the executive officers and certain other key employees that have already been granted such awards under the Retention Plan, the Board postponed granting awards to the top five executive officers pending the outcome of Baker’s strategic assessment process.

Under the Merger Agreement the Board may make awards prior to the closing of the Offer of up to an aggregate of $1.1 million to senior executives in the Office of the Chief Executive and the Operations Committee and to directors in recognition of extraordinary efforts during Baker’s strategic assessment process and additional time demands imposed on them in the process and an assessment of relative contribution to the outcome of the process. $700,000 of the $1.1 million pool has been allocated to the senior managers as follows: Mr. McKnight, $250,000; Mr. Zugay, $150,000; Jeffery S. Hill, $150,000; S. Robert Kallenbaugh, $75,000 and James M. Twomey, $75,000, and a total of $195,000 has been allocated to the directors as follows: Robert N. Bontempo: $45,000; Pamela S. Pierce: $45,000; Robert H. Foglesong: $30,000; Nicholas P. Constantakis: $30,000; and each of David L. DeNinno, Mark E. Kaplan and David N. Wormley: $15,000. The Board does not currently intend to allocate the remaining $205,000 from the $1.1 million pool, but reserves the right to do so.

Item 4.	The Solicitation or Recommendation

Item 4 of the Schedule 14D-9 is hereby amended and restated as follows:

(1) The disclosure under the subheading “Background of the Offer” beginning on page 15 of the Schedule 14D-9 is amended and restated as follows:

Background of the Offer

This section contains a summary of material contacts between Baker and IMS over the period leading to the execution of the Merger Agreement. There were numerous contacts between executive officers, directors, employees and other representatives of Baker, its legal advisors and the Board’s legal and financial advisors, on the one hand, and Mr. Campbell and other representatives of IMS and other third parties, on the other hand, over the seven-month strategic assessment process, not all of which are described below. However, the description below does include a description of all material contacts known to Baker between representatives of Baker and IMS or Mr. Campbell prior to the execution of the Merger Agreement.

On July 18, 2012, Mr. Thomas J. Campbell, founder and president of DC Capital Partners, LLC, filed a Schedule 13D with the SEC disclosing his acquisition of 498,121 Shares, representing 5.1% of all outstanding Shares. The filing stated that Mr. Campbell was interested in exploring strategic alternatives with Baker and that he had made numerous calls to management to discuss these alternatives, but had not received any response from Baker. Baker was not conducting a strategic assessment process during this period, but was focused on efforts to integrate a substantial acquisition completed in the fourth quarter of 2011 and the effects on its business of increasing competitive and other pressures resulting from uneven macro economic conditions since the financial crisis and budgetary pressures on federal, state and local governments, including in respect of infrastructure and other projects.

During the third quarter 2012, Baker completed an organizational realignment designed to increase work sharing, enhance cross selling and improve utilization. Baker also adopted a performance improvement plan designed to reduce its cost structure by approximately $18.0 to $20.0 million in 2013, with estimated one-time costs to achieve these savings of $1.0 million, substantially all of which were expected to be incurred in the fourth quarter of 2012. Progress against this performance improvement plan was monitored by a committee of the Board. On November 8, 2012, Baker announced that the Board had determined that Baker, which as of September 30, 2012 had no outstanding debt and $67.1 million of cash and cash equivalents, would pay regular quarterly dividends, beginning with a $0.14 per Share dividend payable on December 19, 2012 to its Shareholders of record on November 28, 2012.

In November 2012, following the release of Baker’s third quarter 2012 results of operations, Bradley Mallory, Baker’s then chief executive officer, Michael Zugay, Baker’s chief financial officer, and David Higie, Baker’s Vice President, Communications and Investor Relations, met with Mr. Campbell in his capacity as a significant Shareholder of Baker as part of Baker’s normal investor relations efforts.

On December 13, 2012, Baker announced that, at the request of the Board, Mr. Mallory had resigned as president, chief executive officer and director with immediate effect. An Office of the Chief Executive composed of Messrs. Zugay and H. James McKnight, Baker’s chief legal officer, was created to lead Baker in the interim while a search for a permanent CEO was conducted. Supporting this office was an Operations Committee consisting of three senior operating executives representing a cross-section of Baker’s businesses (the “Operations Committee”). The Board designated Robert N. Bontempo, Ph.D. (Baker’s lead independent director), to provide oversight. The CEO search process was led by a committee of the Board with the assistance of an executive search firm over the ensuing months.

On December 19, 2012, Baker publicly announced that it had received a letter from DC Capital proposing that a wholly owned subsidiary of IMS, KS International, LLC (“KSI”), acquire Baker at a price of $24.25 per Share in cash, and that DC Capital was prepared to immediately negotiate definitive agreements providing for such a transaction. IMS is an affiliate of DC Capital. Management did not conduct any discussions with Mr. Campbell or DC Capital with respect to a possible transaction between Mr. Campbell’s Schedule 13D filing on July 18, 2012 and the receipt of the KSI proposal. In response to inquiries from Mr. Campbell and his counsel, during this period, counsel to the Board informed Mr. Campbell, at the direction of the Board, that the Board was not engaged in a strategic review process during this period but was focused primarily on Baker’s results of operations.

On December 26, 2012, Crescendo Partners (“Crescendo”), a Shareholder, published an open letter to the Board in which it questioned the adequacy of the price proposed by DC Capital and requested that the Board create an independent committee for the purpose of exploring a sale of Baker. Crescendo also indicated its intent to propose an alternate slate of directors for election at the next annual meeting of Baker’s Shareholders.

On January 4, 2013, the Board met to consider recent developments. A representative of Jones Day, counsel to the Board, reviewed with the Board its fiduciary duties under Pennsylvania law in connection with its consideration of Baker’s strategic alternatives. Following a detailed discussion of Baker’s circumstances and recent developments, the Board appointed Ms. Pierce (Chairperson) and Messrs. Constantakis, DeNinno and Kaplan, each an independent director, as the members of a Strategic Options Committee (the “Committee”) to review Baker’s strategic alternatives and report its recommendations to the Board. The Board did not place any limitations on the Committee’s review and did not make any decision to review, or not review, any possible alternative at that time. The Board, after a discussion of relevant factors, authorized the retention of Houlihan Lokey Capital, Inc. (“Houlihan Lokey”), subject to the negotiation of satisfactory engagement terms, as the Board’s financial advisor. The Board had previously consulted with Houlihan Lokey about Baker’s strategic alternatives and determined to select Houlihan Lokey for this engagement based on, among other factors, Houlihan Lokey’s experience in the engineering industry, its familiarity with Baker and its general reputation as an independent financial advisory firm. On January 7, 2013, Baker publicly announced that it had formed the Committee to review Baker’s strategic alternatives.

On January 10, 2013, the then Chairman of the Board, who had served as Chairman since 1991 and previously as president and chief executive officer of Baker at various times since 1973, submitted his notice of retirement from the Board effective January 31, 2013. He was replaced as Chairman by Dr. Bontempo.

The Board met on January 19, 2013 for an initial situational assessment. Representatives of Houlihan Lokey and Jones Day participated in the meeting. Representatives of Houlihan Lokey discussed its preliminary financial analysis of Baker and possible strategic alternatives that could be available to Baker. Among other factors considered by the Board were the year-over-year decline in Baker’s financial performance in the third and likely fourth (based on preliminary financial information) calendar quarters, industry conditions, macroeconomic conditions, the need for governments at virtually all levels to reduce spending due to budgetary constraints, the strength of Baker’s financial position and declines in the trading prices for Shares prior to DC Capital’s December 19, 2012 proposal. While no decision was made to pursue, or not pursue, any strategic alternative, in light of these factors, it was the consensus of the Board that Houlihan Lokey should initially analyze possible strategic alternatives by which Baker might provide liquidity to Shareholders who desire it while allowing other Shareholders the opportunity to maintain their investment in Baker, which possibilities might include a partially debt-financed recapitalization transaction involving a substantial special dividend or stock repurchase. This initial focus did not preclude analysis of other alternatives, including a third-party merger or other business combination or continued operation under Baker’s existing capital structure and business plan.

The Committee, with other directors, management and representatives of Houlihan Lokey and Jones Day in attendance, met on January 29, 2013 to discuss with Houlihan Lokey its preliminary financial analysis of Baker and possible strategic alternatives that could be available to Baker.

Effective January 31, 2013, Baker entered into the Confidentiality Agreement, a copy of which was filed as an amendment to Mr. Campbell’s Schedule 13D. See Item 3 “Arrangements between Baker and IMS and Merger Sub–Non-Disclosure and Confidentiality Agreement”.

The Board met on February 4, 2013 with representatives of Houlihan Lokey and Jones Day in attendance. Representatives of Houlihan Lokey reviewed with the Board Houlihan Lokey’s preliminary financial analysis of Baker and certain strategic alternatives, including a recapitalization in which Shareholders could receive a substantial special dividend or a substantial Share repurchase in which Baker could provide liquidity to Shareholders who desire it while allowing other Shareholders the opportunity to maintain their investment in Baker. Houlihan Lokey also reviewed with the Board a possible business combination or sale transaction and a going-private ESOP-financed transaction (which the Board had previously considered). Houlihan Lokey presented a preliminary list of possible third parties that might be interested in exploring a possible strategic transaction with Baker based in part on companies and firms, which included DC Capital, that had contacted Houlihan Lokey after Baker’s January 7th public announcement that the Committee had been established to review Baker’s strategic alternatives and had engaged Houlihan Lokey to assist in such review. Six parties had contacted Houlihan Lokey during the period beginning with Baker’s January 7th press release (which included five industry participants and one private equity firm) and were informed that Baker’s review was ongoing and that Houlihan Lokey would contact them in due course; none of such parties was informed that they would not be invited to participate should a third-party out-reach process be initiated, and all parties that ultimately signed confidentiality agreements prepared by the Board’s counsel were invited to participate in the process. Other potential parties were suggested by management, Board members or Houlihan Lokey. Houlihan Lokey reported on preliminary discussions that Houlihan Lokey had held, at the Committee’s direction, with a number of these parties as to their level of interest. While no decision was made by the Board to pursue, or not pursue, any particular transaction, it was the consensus of the Board that Houlihan Lokey should further develop a possible process in which potential third-party interest in a possible strategic transaction could be explored, and that management should continue to focus on Baker’s long-term strategic plan and financial forecast.

A telephonic meeting of the Committee, with other directors and management and representatives of Houlihan Lokey and Jones Day in attendance, was held on February 13, 2013. Representatives of Houlihan Lokey discussed its preliminary financial analysis of Baker and updated the Committee on third parties that had contacted Houlihan Lokey to indicate an interest in discussing a possible strategic transaction. While no decision was made to pursue, or not pursue, any particular strategic alternative, it was the consensus of the Committee that it should recommend to the Board that a process be initiated to determine whether third parties may be interested in a transaction that would be superior to Baker continuing as an independent company under its existing capital structure or other strategic alternatives that may be available.

The Board had a regularly scheduled meeting on February 27, 2013. Representatives of K&L Gates, counsel to Baker, participated in the meeting. Among other matters discussed at that meeting, the Chair of the Committee reported to the Board on the work of the Committee. While no decision was made with respect to a particular course of action, and Baker continued to explore all strategic alternatives, including continued operation under the current capital structure and business plan, the Board concurred with the Committee’s recommendation that a process be initiated to determine whether third parties may be interested in a transaction that would be superior to Baker continuing as an independent company under its existing capital structure or other strategic alternatives that may be available.

On February 28, 2013, Crescendo notified Baker that it had nominated three individuals for election to the Board at the 2013 annual meeting of Shareholders.

On March 5, 2013, Baker announced its financial results for the fourth quarter and the full year of 2012. Baker reported net income for 2012 from continuing operations of $2.1 million on total contract revenues of $593.4 million, an increase in revenues of 10% over 2011, which increase was primarily driven by revenues from Baker’s RBF Consulting business, which it had acquired on October 3, 2011. This compared to net income from continuing operations of $16.8 million on total contract revenues of $538.4 million in 2011. In addition, the Board declared a $0.16 per Share dividend for the first quarter of 2013, payable on April 3, 2013, to Shareholders of record on March 18, 2013, representing a $0.02 per Share increase from the dividend paid in the fourth quarter of 2012.

In March, Houlihan Lokey, at the direction of the Committee, contacted or responded to inbound inquiries from 20 parties, including DC Capital, to determine whether they would be interested in considering a potential transaction with Baker. Fourteen of the parties contacted signed confidentiality agreements with Baker, and were furnished confidential information regarding Baker, including written materials and information included in an electronic data room and in preliminary meetings with representatives of Baker. The confidentiality agreements included standstill provisions that were substantially similar to the standstill provisions that Baker had entered into with D.C. Capital on January 31, 2013, including provisions that precluded the 14 parties from making takeover proposals unless Baker consented to them. However, the Merger Agreement does not preclude Baker from amending or waiving such limitations.

The Board met on March 28, 2013 to receive an update on the work of the Committee, management and the Board’s legal and financial advisors with respect to the review of strategic alternatives, as well as to receive an update on the status of the CEO search. While no decision was made to pursue, or not to pursue, any particular transaction, it was the consensus of the Board that the third-party outreach process should continue.

On April 14, 2013, a special meeting of the Board was convened to interview two potential CEO candidates and to receive an update on the strategic assessment process.

During April 2013, Baker continued to evaluate potential third-party transactions while continuing to assess other strategic alternatives. At the direction of the Committee, Houlihan Lokey approached the 14 parties that had signed confidentiality agreements to solicit expressions of interest in a strategic transaction. During the latter part of April 2013 and the first week of May 2013, Baker received preliminary indications of interest from ten of the 14 parties contacted by Houlihan Lokey, including IMS. Eight of the preliminary indications of interest included initial indicative cash prices per Share ranging from $25.00 per Share to $33.77 per Share. One party proposed a stock-for-stock merger of equals in which Baker shareholders would receive 50% of the common stock of the combined company and another party did not include an indication as to value.

The Board met on May 1, 2013 to discuss the preliminary indications of interest. Representatives of Houlihan Lokey, Jones Day and K&L Gates participated in the meeting. Following an extensive discussion in which the Board’s legal and financial advisors participated, the Board determined to reconvene in a week to allow additional assessment of the full range of strategic options after having an opportunity to gauge Shareholder and analyst reactions to Baker’s first quarter financial results, in addition to taking into account potential indications of interest that might be received in the following days.

On May 2, 2013, Baker announced its financial results for the first quarter of 2013, including increases in net income and earnings per Share compared to the first quarter of 2012. In addition, the Board declared an $0.18 per Share dividend for the second quarter of 2013, representing a $0.02 per Share increase from the dividend paid for the first quarter of 2013. For the quarter, Baker reported net income of $5.5 million, or $0.57 per diluted Share, on revenues of $144.0 million, compared to net income of $1.7 million, or $0.18 per diluted Share, on revenues of $151.7 million in the first quarter of 2012. The substantial improvement in first quarter 2013 net income and earnings per Share resulted from increases in both of Baker’s business segments’ operating income and the effects of Baker’s performance improvement plan.

The Board met on May 8, 2013 and received an update from Houlihan Lokey on the third-party process. Representatives of Jones Day and K&L Gates participated in the meeting. In addition to discussion of the preliminary indications of interest and the parties who had made them, the Board discussed its other strategic alternatives, Baker’s performance during the first quarter of 2013, the status of Baker’s search for a permanent CEO and Baker’s five-year operating plan. While no decision was made to pursue, or not pursue, any particular strategic alternative, it was the consensus of the Board that the Committee should review the preliminary indications of interest that Baker had received and report to the full Board at a future meeting as to the Committee’s recommendations on next steps.

The Committee met on May 15, 2013 to review the terms of a potential recapitalization transaction, the preliminary indications of interest received and the status of the strategic assessment process generally. Representatives of Jones Day and K&L Gates participated in the meeting. The Board discussed the ongoing strategic assessment process at its regularly scheduled meeting on the next day. Representatives of Houlihan Lokey, Jones Day and K&L Gates participated in the meeting. The representatives of Houlihan Lokey reviewed the preliminary indications of interest received to date and discussed potential next steps if the Board determined to continue the strategic assessment process. In addition, representatives of Houlihan Lokey reviewed with the Board certain potential strategic alternatives, including a substantial Share repurchase and other transactions to return capital to Shareholders. The Committee provided its views to the full Board on these matters. Among the risks discussed by the Board of a substantial Share repurchase or other transaction to return capital to Shareholders were the leverage that would be required, the reduction of capital available for growth, the greater difficulty in hiring a permanent CEO, the potential altered composition of Shareholder ownership and the liquidity issues arising from being a public company with a small market capitalization after a substantial return of capital to Shareholders. After a discussion of Baker’s strategic alternatives, it was the consensus of the Board that the Committee, working with Houlihan Lokey, should focus its efforts on the next phase of the third-party strategic assessment process, including identifying the participants which could be invited to participate in detailed management presentations and provide second round indications, based on the Committee’s determination, after discussion with the Board’s legal and financial advisors, as to which parties were deemed most likely to provide proposals with the optimal mix of financial terms, particularly price per Share and form of consideration, and non-financial terms, particularly closing certainty and opportunities for Baker employees generally.

The Committee met on May 30, 2013, with the participation of the Board Chairman, senior management and outside counsel to review the status of the strategic assessment process and to determine what steps should be taken next. The Committee Chair reported on her conversations with Houlihan Lokey representatives regarding their discussions with potentially interested parties. The Committee considered the eight remaining participants in the process, the indications of interest received and its discussions with Houlihan Lokey. The Committee noted the desirability of proceeding with a reasonable number of third-party participants in the next phase of the process in light of the demands on management, and took into account the prior indications of interest and the Board’s discussions at its May 23 meeting. After deliberation, but without making any determination to exclude any participant, the Committee determined that five parties should be invited to participate in due diligence meetings with Baker management: IMS, three industry participants (referred to hereafter as Company A, B and C) and one private equity firm (referred to hereafter as Company D). The Committee also determined that Messrs. Zugay and McKnight, together with representatives of Houlihan Lokey, should participate in all such meetings. The Committee Chair communicated the Committee’s decision to Houlihan Lokey, who was instructed to contact these parties regarding the Committee’s decision and to coordinate with management in scheduling meetings with these parties.

During the first week of June 2013, representatives of Company A and Company B came to Baker’s headquarters for separate management presentations and due diligence sessions, each two days in length. Houlihan Lokey participated in these meetings. On June 7, 2013, representatives of Houlihan Lokey and management briefed members of the Committee on those meetings and on the scheduled management meetings with IMS and Companies C and D in the following week. The Committee further discussed the status of three companies, in addition to Companies A, B, C and D and IMS, which had also provided preliminary indications of interest in the third-party process. It was the consensus of the Committee, taking into account the information that it had received, and after discussion with the Board’s financial advisors, that the merger-of-equals proposed by one company, the equity value of which was substantially less than Baker’s total equity value based on public market prices, would not deliver sufficient value, when compared to the other proposals and would not be attractive to Shareholders; that another company did not evidence sufficient interest or financial capacity when compared to other interested parties and that the third company, principally because of its different business model and scale of operations, was not a good business fit. The indications of interest these three parties had submitted indicated a range of values from $27 per Share to $29 per Share, excluding the company that proposed a stock-for-stock merger. IMS also indicated that it would be willing to consider a transaction in which Shareholders that desired to do so could elect to retain a portion of their Shares. The Committee’s determination, after discussion with the Board’s legal and financial advisors and management, was that IMS (whose preliminary indication of interest was at $28 per Share) and Companies A (whose preliminary indication of interest was at $30 per Share), B (whose preliminary indication of interest was at $33.77 per Share), C (whose preliminary indication of interest was at $25 per Share), and D (whose preliminary indication of interest was at $28–29 per Share), had evidenced substantial interest and capability to date, and that there were practical benefits of reducing the number of participants in the next phase of the process. Accordingly, it was the consensus of the Committee that Houlihan Lokey and management should focus their efforts on IMS and Companies A, B, C and D at that time, leaving open the possibility that the other three parties could participate in the process later if circumstances warranted. During the second week of June 2013, representatives of IMS, Company C and Company D attended management meetings in Pittsburgh. On June 17, 2013, representatives of Houlihan Lokey and management briefed members of the Committee on these meetings and on matters related to the process for second round proposals. In addition, from time to time during June 2013, representatives of certain of the third parties, including Companies A and B, but not IMS, contacted the Board Chairman to discuss their companies’ business and approach to acquisitions, how Baker would fit into their companies and commitments to Baker and its non-shareholder stakeholders, including Baker’s post-closing governance.

On June 20, 2013, at the Committee’s direction, Houlihan Lokey sent letters describing the process for second round proposals to each of IMS and Companies A, B, C and D. The process letter requested that each of the parties submit a proposal for an acquisition of Baker not later than July 10, 2013. The parties were informed that their proposals should include details on price, form of consideration and structure, including any opportunities for Shareholders to elect to retain a portion of their Shares, and business rationale underlying the third party’s interest in a potential transaction and explanation of the strategic fit, including the parties’ intentions with respect to company employees, principal office locations, plans for integrating the business with existing operations and, if applicable, the governance structure of the combined company and plans for future growth. The parties were also instructed to provide a markup showing proposed changes, if any, to a draft transaction agreement that was provided to them.

On June 21, 2013, representatives of Houlihan Lokey briefed members of the Committee, the Chairman and management on the strategic assessment process. Representatives of Jones Day and K&L Gates participated in the meeting. Representatives of Houlihan Lokey reported that Company D had requested that Baker fund its due diligence expenses, a request not made by the other participants. The Committee, Houlihan Lokey and Jones Day discussed this request. It was the consensus of the Committee that this request should be declined.

The Committee met on June 25, 2013 to review and discuss the terms of a draft transaction agreement to be provided to participants in the process for markup and submission together with their second-round proposals. A representative of K&L Gates reviewed in detail the material terms and conditions of the draft agreement, including deal protections, alternative transaction provisions, representations and warranties, closing conditions, termination provisions and commitments to employees and other constituencies, among other provisions. The draft transaction agreement contemplated an all cash, single step merger, but it was the consensus of the Committee that the participants should be informed that two-step structures and non-cash consideration would also be considered. The draft transaction agreement was posted to the Baker data room later that day.

On July 10, 2013, IMS, Company A and Company B each submitted proposals for the acquisition of Baker, together with markups of the draft transaction agreement. Companies C and D elected not to submit revised proposals and withdrew from the process. The IMS proposal was at a price of $37.50 per Share and was accompanied by a markup prepared by its outside counsel in which the proposed changes generally related to the provisions governing Baker’s ability to pursue alternative transactions and termination fees. IMS withdrew its prior indication that it would be willing to consider a transaction in which Shareholders that elected to do so could retain a portion of their Shares. The Company A proposal was at a price of $37.00 per Share, and was accompanied by a high-level markup prepared by in-house counsel that reserved for further comment and revision by outside counsel and indicated the need for significant additional negotiation regarding non-financial issues and deal protections were Company A to be selected. The Company B proposal was also at a price of $37.00 per Share, and was accompanied by an extensive markup of the transaction agreement prepared by its outside counsel that included proposed changes that representatives of K&L Gates and Jones Day indicated made Company B’s proposed transaction terms less desirable than the other proposals, including (1) changes that decreased deal certainty by including expanded and extensively revised representations and warranties that would have increased the risk that Baker would be unable to satisfy the acquirer’s conditions to closing, (2) weakened the employee and constituency commitments by disclaiming any legal commitment and removing a requirement that there be a joint press release highlighting Company B’s covenants regarding those matters, and (3) substantial revisions to the deal protections included in the draft transaction agreement that would substantially restrict the Board’s ability to change its recommendation of a transaction in light of third-party proposals following signing or other intervening events. Each party proposed to nominate one or more current Baker directors to the participant’s board after consummation of a transaction, which the Board regarded as enhancing the credibility of the parties’ respective commitments to Baker’s employees and other constituencies.

The Committee met on July 11, 2013 with representatives of Houlihan Lokey, K&L Gates and Jones Day to discuss the second round proposals received the previous day. Following extensive discussion, the Committee directed Houlihan Lokey to instruct each of the participants to consider increasing their offered price, indicate whether they would entertain a two-step tender offer/short-form merger structure in order to reduce the time between signing and closing and address a range of issues raised by their respective markups of the draft transaction agreement, including in particular proposed changes that would make it more difficult for Baker to entertain superior proposals or increase the cost to Baker of a failure to consummate the proposed transaction, as well as the relative strength of the proposed commitments to Baker’s employees and other stakeholders. The Committee directed Houlihan Lokey to request that improved proposals be provided by noon on July 15, 2013. In light of the price levels indicated by IMS and Companies A and B and the Committee’s desire to seek to determine whether they would further increase their indicated prices, the Committee did not expand the process to include other parties that had previously expressed potential interest in a possible strategic transaction, including the three parties that had provided substantial preliminary indications of interest in May 2013.

On July 12, 2013, Houlihan Lokey communicated the Committee’s requests. During the weekend of July 13 and 14, 2013, representatives of Houlihan Lokey, K&L Gates and Jones Day continued discussions with these participants and their respective legal advisors.

On July 15, 2013, IMS and Company A submitted revised proposal letters to Houlihan Lokey. Company B sent an email addressing some of the points raised by counsel on behalf of the Committee. In revised proposals, IMS increased its proposed price to $39.00 per Share from its prior $37.50 per Share, Company A increased its proposed price from $37.00 per Share to $38.50 per Share and Company B increased its proposed price from $37.00 per Share to $38.25 per Share. Each updated submission also addressed, to varying degrees, other terms reviewed with the participants following receipt of the second-round proposals, and each participant indicated a willingness to adopt a two-step tender offer structure for the transaction.

The Board met on July 15, 2013 for the purpose of discussing the third round proposals, as modified by each participant. Representatives of Houlihan Lokey, K&L Gates and Jones Day discussed the three proposals. Representatives of Jones Day and K&L Gates reviewed with the Board Pennsylvania law as it pertained to the duties of directors in considering a strategic transaction, including the authority expressly provided in Pennsylvania law for corporate directors to consider the interests of constituencies other than shareholders and to weigh considerations other than price in determining the best interest of Baker. While noting that the IMS proposal provided the highest price, contained the fewest issues in its markup for further negotiation and generally provided the most favorable mix of commitments to Baker’s non-Shareholder constituencies and mechanisms for post-closing oversight of those commitments, members of the Board requested additional information regarding the current business and future plans of IMS as compared to Companies A and B. The Board agreed to reconvene for a continued discussion on July 16, 2013, with the added participation of the members of Baker’s Operations Committee.

The Board reconvened on July 16, 2013 to discuss further the third round proposals. Representatives of Houlihan Lokey, Jones Day and K&L Gates participated in the meeting. A representative of K&L Gates summarized the relative terms of each participant’s markup of the transaction agreement and answered questions regarding the markups. Among matters discussed were the relative strength of each participant’s commitment to Baker’s current employees and structure; the plans of each participant for Baker’s business, including the intention of Company B to discontinue Baker’s business with U.S. government agencies with respect to classified work for the Federal government requiring security clearances; and the relative financial strength, and need for financing, of each participant, including the need of IMS for transactional financing. The members of the Operations Committee provided their views as to the likely effect of an acquisition by the three parties on Baker and its stakeholders. The Board also considered background information on IMS and information regarding Mr. Campbell’s reputation in the industry. After discussion with key management and its financial advisors and in light of the fact that Companies A and B were better known in the industry than IMS, the Board concluded that it would be advisable to meet Mr. Campbell in person. At the Board’s direction, a representative of Houlihan Lokey contacted Mr. Campbell to request that he meet with the Board, which meeting was scheduled for July 20, 2013.

On July 19, 2013, Company A informed Houlihan Lokey on an unsolicited basis that it was increasing its proposed price to $40.00 per Share, and stated that this was its final offer.

The Board met on July 20, 2013 for the purpose of permitting Mr. Campbell to make a presentation to the directors, and respond to questions, about his background, strategic goals, management philosophy and key business and financial metrics of IMS under which its two principal business lines were conducted. Following the Board’s extended interview, Mr. Campbell was excused and the Board continued its meeting in executive session for the purpose of discussing the directors’ reactions to their meeting with Mr. Campbell, potential next steps and other matters relating to the strategic assessment process. It was the consensus of the Board that a final round of proposals was appropriate in which the three remaining participants would be asked to submit their last, best and final proposals, including final markups of the transaction documents, by July 24, 2013. In order to assure the three remaining parties that they were not just bidding against themselves given that three rounds of proposals had already been solicited, the Board directed Houlihan Lokey to inform the three participants that the Board expected to select a winning party on Friday, July 26th, and finalize definitive documents over the Saturday July 27, Sunday July 28 weekend, if the Board decided to pursue a sale transaction.

On July 22, 2013, revised drafts of the transaction agreement were provided by Baker to each of IMS, Company A and Company B. The revised drafts of the transaction agreement sent to each party incorporated those changes proposed by such party in their July 10, 2013, markups and subsequent communications that counsel to Baker and the Board found acceptable. Consistent with the recommendation of such counsel, the drafts also were revised to contemplate a tender offer to be followed by a merger in an effort to reduce the time between any announcement and a closing and thereby increase the likelihood of closing and included provisions to increase assurance that post-closing undertakings as to employee and other non-financial constituents would be honored. At the direction of the Board, Houlihan Lokey instructed each participant to provide its last, best and final proposal, including markups of the transaction agreement, by midday on July 24, 2013, and that the Board intended to select a party to enter into final negotiations on July 26, 2013 with a view to announcing a definitive agreement before trading opened on Monday, July 29, 2013.

On July 24, 2013, both IMS and Company A submitted final proposal letters and revised markups of definitive transaction documents to Baker and its advisors. Company B declined to submit a revised markup, instead sending only a proposal letter. Company A confirmed its earlier indication of a revised price of $40.00 per Share. IMS increased its proposed price from $39.00 per Share to $40.00 per Share. Company B increased its proposed price from $38.25 per Share to $41.25 per Share.

During the afternoon of July 24, 2013, following discussion of the matter with K&L Gates and Jones Day, representatives of Houlihan Lokey communicated to Company B that its failure to submit a markup and apparent insistence on the terms of its July 10th markup was likely to place it at a disadvantage to participants that complied with the ground rules for last, best and final offers. Counsel for Company B and a representative of Company B subsequently participated in a teleconference with representatives of Houlihan Lokey and K&L Gates. While indicating Company B’s general willingness to relax certain requirements with respect to Baker’s representations and warranties in the transaction agreement, Company B’s counsel indicated that there would be little, if any, flexibility with respect to Company B’s prior proposals on deal protections, which in the view of K&L Gates and Jones Day provided less flexibility to the Board in exercising its fiduciary duties in respect of subsequent third-party offers and/or intervening events than those set forth in the IMS and Company A markups.

The Board met later on July 24, 2013 to discuss the final round of bids received earlier that day. Representatives of Houlihan Lokey, Jones Day and K&L Gates participated in the meeting. A representative of K&L Gates summarized the comparative terms of the three proposals. Although Company B had proposed the highest price of the three, its unwillingness to provide a revised markup and the lack of flexibility on fiduciary-related deal points suggested to the Board that it was unlikely that Baker could reach agreement on a deal with Company B by the weekend, the established target date for completing the third-party process. In light of this, the Board considered the accompanying risk that the other participants would withdraw or adversely modify their proposals if obstacles emerged by the time Company B provided its proposed revisions to the transaction agreement and entered into discussions. Representatives of K&L Gates and Jones Day advised the Board that the other participants’ markups were relatively light. IMS’s markup focused primarily on its financing arrangements and related Baker cooperation covenants and minor changes to deal protection language. No party required a financing contingency, though the parties’ respective financing sources varied: cash under existing credit facilities in the case of Company A and Company B, while IMS was arranging bridge and follow-on financings as well as bank commitments (supported by the equity commitment of Mr. Campbell). The participants agreed to maintain current employee benefits and compensation for two years in the case of Company A and Company B and one year in the case of IMS. IMS agreed to retain the Baker headquarters and name for an unspecified period while the other parties qualified their commitments. All committed to maintain current offices and staffing levels to the extent commercially reasonable. Neither Company A nor Company B agreed to provide mechanisms for enforcement of these provisions, while IMS agreed that for at least three years no action inconsistent with the commitments would be taken without the approval of two of the three directors appointed from the current Board. As to deal protections, each participant agreed to substantially comparable termination fee provisions except for expense reimbursement provisions required by Company A and Company B. Company B also insisted on its version of deal protections with only minimal additional flexibility for the Board to consider third-party proposals after signing a definitive agreement.

The Board, following these reports and an extensive discussion of the three bids, determined that in light of all relevant factors, IMS’s proposal remained the most favorable to Baker and should be pursued if IMS would improve its proposed purchase price. Accordingly, the Board directed Houlihan Lokey to request that IMS both increase its offer price and provide Baker satisfactory debt and equity commitments not later than Sunday, July 28, 2013.

Representatives of Houlihan Lokey called Mr. Campbell on July 24, 2013 following the Board meeting to communicate the Board’s request that IMS improve its proposed purchase price above $40.00 per Share. On July 25, 2013, Mr. Campbell orally proposed to increase IMS’s proposed price from $40.00 per Share to $40.50 per Share as its best and final offer, and indicated that Jeffries & Co. and its counsel would complete their review and approval of the financing commitments by Sunday, July 28, 2013.

On July 25, 2013, a representative of Company B sent an email to Houlihan Lokey indicating Company B’s continued interest in a transaction.

The Board met on July 25, 2013. Representatives of Houlihan Lokey, Jones Day and K&L Gates participated in the meeting. A representative of Houlihan Lokey reported to the Board on its discussion with Mr. Campbell and on the timetable that IMS had reported for its receipt of financing commitments. A representative of Houlihan Lokey also described the communication from a representative of Company B regarding Company B’s continued interest. After discussion, the Board authorized Houlihan Lokey to contact the representative of Company B to determine whether Company B was in fact willing to offer terms and a transaction timetable that the Board should consider before making a final decision.

An exchange of emails occurred between the representative of Company B and a representative of Houlihan Lokey on July 26, 2013, in which the representative of Company B inquired as to whether Baker was willing to entertain what he characterized, without detail, as a “superior proposal.”

The Board met later in the day on July 26, 2013. Representatives of Houlihan Lokey, Jones Day and K&L Gates participated in the meeting. A representative of Houlihan Lokey reviewed with the Board Houlihan Lokey’s preliminary financial analysis of the IMS proposal. A representative of K&L Gates provided a summary review for the Board of the material terms of the three participants’ proposals and of the status of discussions with counsel for IMS regarding the finalization of the terms of the definitive transaction documents.

A representative of Houlihan Lokey briefed the Board on its email correspondence with the representative of Company B with whom Houlihan Lokey had been communicating with at the Board’s direction. After discussion, the Board directed Houlihan Lokey to telephone the representative of Company B to discuss his email suggestion of a “superior proposal” during the course of the Board meeting. A representative of Houlihan Lokey then spoke with the representative of Company B to clarify whether Company B intended to increase its offer and proceed on the timetable indicated to each of the three participants. During this conversation, the representative of Company B reported that Company B would not further increase its proposed price per Share and that Company B’s deal team would not be available over the weekend. While the representative of Company B indicated that Company B continued to desire to pursue the possible acquisition of Baker, Company B would be unable to reach an agreement before Friday, August 2nd for reasons unrelated to this transaction.

The Board reconvened and was provided with a report on this conversation with the representative of Company B, and engaged in a full discussion of Company B’s position. It was the consensus of the Board that, while Company B’s indicated price of $41.25 was higher than the $40.50 price proposed by IMS, there would be substantial risk in further delaying the process for at least one week as requested by Company B’s CEO. The Board also discussed the terms proposed by Company B for the definitive agreement, reviewed at the Board’s July 24th meeting, that were less favorable than the terms proposed by IMS, and that Company B’s extended negotiation approach was inconsistent with the transaction process with which IMS and Company A both complied. It was the consensus of the Board that agreeing to Company B’s proposed process without a substantial level of assurance of a favorable outcome would in its view risk losing IMS as an interested party or adversely affect an alternative with IMS or Company A should Baker be unable to reach a definitive agreement with Company B. Given this, the advanced state of IMS’s proposal, and the consensus on the part of Baker’s senior operating management that IMS’s proposal was superior based on non-financial factors, particularly the likely effect of a transaction with Company B on the Company’s employees, as compared to the effects of an IMS transaction, it was the consensus of the Board that Baker should focus on whether a transaction with IMS could be finalized based on the timetable communicated to the three final participants on Monday, July 22. The Board scheduled a meeting for Sunday, July 28, 2013 to review the IMS financing commitments and any further developments.

During the course of Saturday, July 27, 2013, and Sunday, July 28, 2013, Baker, IMS and their respective counsel exchanged further drafts of and comments on the definitive transaction documents and related schedules, the Facilitation Agreement and the draft equity and debt commitment letters.

Early in the evening of Sunday, July 28, 2013, IMS confirmed that Jeffries & Co. had received the necessary internal approvals for the final financing commitment. The Board met later that evening. Representatives of Houlihan Lokey, Jones Day and K&L Gates participated in the meeting. The Board received a report from Baker’s management regarding their review of the terms, including financial covenants, reflected in the IMS debt financing commitment letter, and a representative of Jones Day provided a summary of the legal terms of the debt financing commitment received by IMS and responded to questions from the Board. The Board also reviewed, with the assistance of management, the combined capital structure of IMS and Baker should a transaction proceed. After further discussion of the July 26, 2013 email exchanges with representatives of Company B and Baker, a representative of K&L Gates summarized for the Board the material terms of the transaction agreements negotiated with IMS, including provisions relating to financing, the tender offer, deal protections, non-financial issues, conduct of business between signing and closing and Baker’s representations and warranties.

A representative of K&L Gates then reviewed with the Board the proposed resolutions for the Board to consider if it determined to proceed with entering into definitive agreements with IMS. Houlihan Lokey indicated that any opinion that it would provide in connection with the execution of the Merger Agreement would likely include limitations similar to the Opinion Assumptions. The Board agreed to meet before the start of trading on the next morning for the purpose of evaluating any final developments, receiving the financial analysis and fairness opinion of Houlihan Lokey and making a decision whether to proceed with a transaction.

The Board reconvened beginning at 7:30 a.m. on July 29, 2013. Representatives of Houlihan Lokey, Jones Day and K&L Gates participated in the meeting. A representative of Jones Day reviewed with the directors their fiduciary duties to Baker under Pennsylvania law. At this meeting, representatives of Houlihan Lokey reviewed its financial analysis of the proposed transaction and delivered its oral opinion to the Board, which was subsequently confirmed in writing, to the effect that, as of the date of such opinion, based upon and subject to the procedures followed, assumptions made, qualifications and limitations on the review undertaken, including the Opinion Assumptions (as described in “–Opinion of the Board’s Financial Advisor” below), and other matters considered by Houlihan Lokey in preparing its opinion, the Offer Price to be received by the holders of Baker Common Stock in the Offer and the Merger pursuant to the Merger Agreement was fair, from a financial point of view, to the holders of Baker Common Stock. Following further deliberations, the Board then determined it was in the best interest of Baker to enter into the Merger Agreement with IMS. Accordingly, the Board unanimously adopted resolutions (1) determining that the Merger Agreement, the Offer, the Merger and the other transactions contemplated by the Merger Agreement are advisable and are fair to Shareholders and in the best interests of Baker, (2) approving the Merger Agreement, the Offer, the Merger and the other transactions contemplated by the Merger Agreement, (3) recommending that Shareholders accept the Offer and tender their Shares pursuant to the Offer, (4) proposing the Merger in accordance with Section 1922 of the PBCL by adopting a resolution approving the Merger Agreement as a plan of merger for the purposes of Pennsylvania law, (5) directing that, if required pursuant to the Merger Agreement, the Merger Agreement be submitted to a vote at a meeting of Shareholders entitled to vote hereon, and (6) recommending that Shareholders entitled to vote hereon approve the Merger Agreement (including approval of the Merger Agreement by Shareholders entitled to vote thereon so that the Merger Agreement is adopted for the purposes of Pennsylvania law) at any meeting of Shareholders held for such purpose.

On July 29, 2013, before the U.S. stock markets opened, Baker and IMS jointly announced the transaction.

On August 7, 2013, Baker announced its financial results for the second quarter of 2013, and the Board declared an $0.18 per Share dividend for the third quarter payable on October 2 to Shareholders of record on September 16, 2013.

On August 30, 2013, Baker, IMS and Merger Sub amended the Merger Agreement to provide for the Offer to commence on September 6, 2013 or such other date to which IMS and Baker might mutually agree. On September 3, 2013, Baker and IMS agreed to target Monday, September 9, 2013, for the commencement of the Offer.

On September 9, 2013, IMS filed with the SEC its Schedule TO and Offer to Purchase, and Baker filed with the SEC its Schedule 14D-9.

Between the July 29, 2013 announcement of the Merger Agreement and October 1, 2013, no third parties have proposed any alternative transaction to Baker or Houlihan Lokey.

(2) The disclosure in the first paragraph under the subheading “Reasons for Recommendation” on page 25 of the Schedule 14D-9 is amended and restated as follows:

In approving the Merger Agreement and the transactions contemplated thereby and making its recommendation that Shareholders tender their Shares pursuant to the Offer, the Board considered a number of factors, including the following reasons, which the Board believed generally supported these decisions:

(3) The disclosure in the second bullet point and related sub-bullet points on page 26 of the Schedule 14D-9 captioned “Company B’s Interest” is amended and restated as follows:

•	Company B’s Interest. The Board considered Company B’s final indication, which was at an indicated price per Share that was $0.75 per Share higher than the Offer Price. In so doing, the Board evaluated Company B’s indicated price against a number of factors that the Board determined, taken together, made it preferable to finalize a transaction with IMS within the parameters provided to all three final participants, including Company B, rather than depart from these parameters in an attempt to finalize a transaction with Company B on the parameters that Company B informed representatives of the Board it would require. The principal factors considered by the Board in assessing Company B’s proposal were:

•	the magnitude of the price difference (less than 2%) between the indicated prices of IMS and Company B, and the indication by each of IMS and Company B that it would not further increase its indicated price;

•	the fact that Company B failed to provide the specific terms of its proposed definitive documentation when it, Company A and IMS were asked to submit last, best and final offers on July 24, 2013 so that the Board could select a final winning proposal on Friday, July 26, 2013 and announce a definitive transaction prior to the opening of trading on Monday, July 29, 2013;

•	Company B’s statements to the effect that it did not intend to work toward finalizing definitive documentation within the timeline indicated to Company A, Company B and IMS;

•	terms proposed by Company B that raised substantial questions under Pennsylvania law or were otherwise disadvantageous, and were not required by IMS, including (1) Company B’s unwillingness to allow the Board to change its recommendation in response to intervening events even if the Board determined that such a change was required, (2) Company B’s insistence on narrowing the exceptions to the no-shop covenant in the Merger Agreement in a fashion that raised questions about the Board’s ability to respond to a superior proposal because the standard for the exceptions was not tied to Pennsylvania concepts of fiduciary duties, and (3) Company B’s requirement for higher compensation in the event a superior proposal was accepted or the Board changed its recommendation, as well as expense reimbursement of up to 3.5% of the transaction value if the transaction was not approved by Shareholders or did not close due to Baker’s breach of the transaction agreement (even if such breach was unintentional);

•	the terms and conditions proposed generally by Company B, including (1) representations and warranties that would have been substantially more extensive and therefore increased the risk that the closing would be delayed or would not occur, (2) the reduced likelihood of negotiating mutually satisfactory definitive documentation given the nature and extent of Company B’s prior markup of the draft transaction agreement, and (3) the additional issues presented by Federal regulatory requirements for Company B as a non-U.S. company in light of Baker’s ongoing business requiring Federal security clearances; and

•	the belief of the Board and management that, because Company B generally had a greater overlap with the current business of Baker than IMS, Company B would be more likely to consolidate positions and locations and to reduce the scope of Baker’s existing and planned engineering and design services (for example, with respect to classified work for U.S. government agencies), as compared to IMS, with a corresponding negative impact on Baker’s employees, customers and the communities in which Baker operates, and the inability or unwillingness of Company B to make the commitments as to the maintenance of Baker’s name, community commitments and current business structure that were made by IMS and to provide a mechanism for oversight of those commitments comparable to the Continuing Director rights described in “Arrangements between Baker and IMS and Merger Sub—Additional Arrangements” in Item 3 above.

(4) The disclosure in the first paragraph on page 28 of the Schedule 14D-9 is amended and restated as follows:

The Board also considered a variety of risks and other countervailing considerations concerning the Merger Agreement, the Offer, the Merger and the other transactions contemplated by the Merger Agreement, including, among other things:

(5) The disclosure in the sixth bullet point on page 28 of the Schedule 14D-9 captioned “Termination Fee” is amended and restated as follows:

•	Termination Fee. The Merger Agreement includes an $11.8 million termination fee payable by Baker to accept a “Superior Proposal,” and this would make it more costly for any other potential purchaser to acquire Baker.

(6) The disclosure in the first paragraph on page 29 of the Schedule 14D-9 is amended and restated as follows:

The reasons listed above as supporting the Board’s decisions were determined by the Board to outweigh the countervailing considerations and risks. The foregoing discussion of the Board’s reasons for its recommendation to accept the Offer is not meant to be exhaustive, but addresses the material information and factors considered by the Board in connection with its recommendation. In view of the wide variety of reasons considered by the Board in connection with the evaluation of the Offer and the complexity of these matters, the Board did not find it practicable to, and did not, quantify or otherwise assign relative weights to the specific reasons and countervailing considerations and risks considered in reaching its determination and recommendation. Rather, the Board made its determinations and recommendations based on the totality of the information presented to it, and the judgments of individual members of the Board may have been influenced to a greater or lesser degree by different reasons.

(7) The disclosure under the subheading “Opinion of the Board’s Financial Advisor” beginning on page 29 of the Schedule 14D-9 is amended and restated as follows:

On July 29, 2013, Houlihan Lokey rendered an oral opinion to the Board (which was confirmed in writing by delivery of Houlihan Lokey’s written opinion dated July 29, 2013), to the effect that, as of July 29, 2013, based upon and subject to the procedures followed, assumptions made, qualifications and limitations on the review undertaken, including, without limitation, the Opinion Assumptions, and other matters considered by Houlihan Lokey in preparing its opinion, the Offer Price to be received by the holders of Baker Common Stock in the Offer and the Merger pursuant to the Merger Agreement was fair, from a financial point of view, to the holders of Baker Common Stock.

Houlihan Lokey’s opinion was directed to the Board and only addressed the fairness, from a financial point of view, of the Offer Price to be received by the holders of Baker Common Stock in the Offer and the Merger pursuant to the Merger Agreement and does not address any other aspect or implication of the Offer and the Merger. The summary of Houlihan Lokey’s opinion in this Schedule 14D-9 is qualified in its entirety by reference to the full text of its written opinion, which is included as Exhibit (a)(5)(G) to this Schedule 14D-9 and sets forth the procedures followed, assumptions made, qualifications and limitations on the review undertaken, including, without limitation, the Opinion Assumptions, and other matters considered by Houlihan Lokey in preparing its opinion. However, neither Houlihan Lokey’s opinion nor the summary of its opinion and the related analyses set forth in this Schedule 14D-9 are intended to be, and do not constitute advice or a recommendation to the Board, any security holder or any other party as to how to act with respect to any matter relating to, or whether to tender Shares in connection with, the Offer and the Merger or otherwise.

In arriving at its opinion, Houlihan Lokey, among other things:

•	reviewed a draft, dated July 29, 2013, of the Merger Agreement;

•	reviewed a draft, dated July 28, 2013, of the Facilitation Agreement;

•	reviewed certain publicly available business and financial information relating to Baker that Houlihan Lokey deemed to be relevant;

•	reviewed certain information relating to the historical, current and future operations, financial condition and prospects of Baker made available to Houlihan Lokey by Baker, including financial projections (and adjustments thereto) prepared by or discussed with the management of Baker relating to Baker for the years ending 2013 through 2017 (which we refer to herein as the “Projections”) and estimates prepared by or discussed with the management of Baker relating to the value of Baker’s net operating loss carryforwards (which we refer to herein as the NOL Valuation) and certain land rights of Baker (which we refer to herein as the Land Valuation);

•	spoke with certain members of the management of Baker regarding the business, operations, financial condition and prospects of Baker, the Offer and the Merger and related matters, including the reasons behind Baker’s determination not to pursue the Alternative Proposals (as defined below);

•	compared the financial and operating performance of Baker with that of other public companies that Houlihan Lokey deemed to be relevant;

•	considered the publicly available financial terms of certain transactions that Houlihan Lokey deemed to be relevant;

•	reviewed the current and historical market prices for Baker Common Stock, and the current and historical market prices of the publicly traded securities of certain other companies that Houlihan Lokey deemed to be relevant; and

•	conducted such other financial studies, analyses and inquiries and considered such other information and factors as Houlihan Lokey deemed appropriate.

Houlihan Lokey relied upon and assumed, without independent verification, the accuracy and completeness of all data, material and other information furnished, or otherwise made available, to Houlihan Lokey, discussed with or reviewed by Houlihan Lokey, or publicly available, and did not assume any responsibility with respect to such data, material and other information. In addition, management of Baker advised Houlihan Lokey, and Houlihan Lokey assumed, that the Projections (and adjustments thereto) were reasonably prepared in good faith on bases reflecting the best currently available estimates and judgments of the management of Baker as to the future financial results and condition of Baker, and Houlihan Lokey expressed no opinion with respect to the Projections or the assumptions on which they were based. Houlihan Lokey relied upon and assumed, without independent verification, that there had been no change in the business, assets, liabilities, financial condition, results of operations, cash flows or prospects of Baker since the respective dates of the most recent financial statements and other information, financial or otherwise, provided to Houlihan Lokey that would be material to Houlihan Lokey’s analyses or opinion, and that there was no information or any facts that would make any of the information reviewed by Houlihan Lokey incomplete or misleading. Houlihan Lokey relied upon and assumed, without independent verification, the assessments of the management of Baker regarding the NOL Valuation and the Land Valuation.

Houlihan Lokey relied upon and assumed, without independent verification, that (1) the representations and warranties of all parties to the Merger Agreement and all other related documents and instruments that are referred to therein were true and correct, (2) each party to the Merger Agreement and such other related documents and instruments would fully and timely perform all of the covenants and agreements required to be performed by such party, (3) all conditions to the consummation of the Offer and the Merger would be satisfied without waiver thereof, and (4) the Offer and the Merger would be consummated in a timely manner in accordance with the terms described in the Merger Agreement and such other related documents and instruments, without any amendments or modifications thereto. Houlihan Lokey relied upon and assumed, without independent verification, that (a) the Offer and the Merger would be consummated in a manner that complies in all respects with all applicable foreign, federal and state statutes, rules and regulations, including applicable Pennsylvania law as referenced in the paragraph below, and (b) all governmental, regulatory, and other consents and approvals necessary for the consummation of the Offer and the Merger would be obtained and that no delay, limitations, restrictions or conditions would be imposed or amendments, modifications or waivers made that would have an effect on the Offer and the Merger or Baker that would be material to Houlihan Lokey’s analyses or opinion. In addition, Houlihan Lokey relied upon and assumed, without independent verification, that the final form of the Merger Agreement would not differ in any respect that would be material to Houlihan Lokey’s analyses or opinion from the draft of the Merger Agreement identified above.

Furthermore, in connection with its opinion, Houlihan Lokey was not requested to make, and did not make, any physical inspection or independent appraisal or evaluation of any of the assets, properties or liabilities (fixed, contingent, derivative, off-balance-sheet or otherwise) of Baker or any other party, nor was Houlihan Lokey provided with any such appraisal or evaluation. Houlihan Lokey did not estimate, and expressed no opinion regarding, the liquidation value of any entity or business. Houlihan Lokey undertook no independent analysis of any potential or actual litigation, regulatory action, possible unasserted claims or other contingent liabilities, to which Baker was or may have been a party or was or may have been subject, or of any governmental investigation of any possible unasserted claims or other contingent liabilities to which Baker was or may have been a party or was or may have been subject. The Board informed Houlihan Lokey that Baker received proposals to acquire Baker from parties other than IMS and DE Merger Sub (which we refer to herein as the “Alternative Proposals”), including one proposal at a price per Share higher than the Offer Price, that the Board determined, after consultation with its legal advisors and based on the considerations set forth in the Board’s resolutions (other than any factors described therein relating to the work of Houlihan Lokey) authorizing, and in connection with authorizing, the Merger Agreement, that it was in the best interests of Baker and consistent with the fiduciary duties of the Board under Pennsylvania law for Baker to enter into the Merger Agreement with IMS and DE Merger Sub and not to further pursue or enter into any definitive agreement with respect to any such Alternative Proposal, and that the Board directed Houlihan Lokey to disregard the existence and terms of the Alternative Proposals in connection with Houlihan Lokey’s opinion (the foregoing sentence is referred to herein as the “Board’s Instruction”).

Houlihan Lokey’s opinion was necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to Houlihan Lokey as of, the date of its opinion. Houlihan Lokey did not undertake, and is under no obligation, to update, revise, reaffirm or withdraw its opinion, or otherwise comment on or consider events occurring or coming to Houlihan Lokey’s attention after the date of its opinion.

Houlihan Lokey’s opinion was furnished for the use of the Board (in its capacity as such) in connection with its evaluation of the Offer and the Merger and may not be used for any other purpose without Houlihan Lokey’s prior written consent. Houlihan Lokey’s opinion should not be construed as creating any fiduciary duty on Houlihan Lokey’s part to any party. Houlihan Lokey’s opinion was not intended to be, and does not constitute, a recommendation to the Board, any security holder or any other party as to how to act with respect to any matter relating to, or whether to tender Shares in connection with, the Offer and the Merger or otherwise.

Houlihan Lokey was not requested to opine as to, and its opinion did not express an opinion as to or otherwise address, among other things: (1) the underlying business decision of Baker, its security holders or any other party to proceed with or effect the Offer and the Merger and not to pursue the Alternative Proposals, (2) the terms of any arrangements, understandings, agreements or documents related to, or the form, structure or any other portion or aspect of, the Offer and the Merger or otherwise (other than the Offer Price to the extent expressly specified in Houlihan Lokey’s opinion), including any terms or aspects of the Facilitation Agreement entered into in connection with the Offer and the Merger, (3) the fairness of any portion or aspect of the Offer and the Merger to the holders of any class of securities, creditors or other constituencies of Baker, or to any other party, except if and only to the extent expressly set forth in the last sentence of Houlihan Lokey’s opinion, (4) the relative merits of the Offer and the Merger as compared to any alternative business strategies or transactions that might be available for Baker or any other party, including the Alternative Proposals, (5) the fairness of any portion or aspect of the Offer and the Merger to any one class or group of Baker’s or any other party’s security holders or other constituents vis-à-vis any other class or group of Baker’s or such other party’s security holders or other constituents (including, without limitation, the allocation of any consideration amongst or within such classes or groups of security holders or other constituents), (6) whether or not Baker, its security holders or any other party is receiving or paying reasonably equivalent value in the Offer and the Merger, (7) the solvency, creditworthiness or fair value of Baker or any other participant in the Offer and the Merger, or any of their respective assets, under any applicable laws relating to bankruptcy, insolvency, fraudulent conveyance or similar matters, or (8) the fairness, financial or otherwise, of the amount, nature or any other aspect of any compensation to or consideration payable to or received by any officers, directors or employees of any party to the Offer and the Merger, any class of such persons or any other party, relative to the Offer Price or otherwise. Furthermore, no opinion, counsel or interpretation was intended in matters that require legal, regulatory, accounting, insurance, tax or other similar professional advice. Houlihan Lokey assumed that such opinions, counsel or interpretations were or would be obtained from the appropriate professional sources. Furthermore, Houlihan Lokey relied, with the consent of the Board, on the assessments by the Board, Baker and their respective advisors, as to all legal, regulatory, accounting, insurance and tax matters with respect to Baker and the Offer and the Merger or otherwise. All of the foregoing matters in this paragraph, together with all other assumptions, directions and limitations described in Houlihan Lokey’s opinion, including the Board’s Instruction, are referred to as the “Opinion Assumptions.”

In preparing its opinion to the Board, Houlihan Lokey performed a variety of analyses, including those described below. The summary of Houlihan Lokey’s analyses is not a complete description of the analyses underlying Houlihan Lokey’s opinion. The preparation of a fairness opinion is a complex process involving various quantitative and qualitative judgments and determinations with respect to the financial, comparative and other analytical methods employed and the adaptation and application of these methods to the unique facts and circumstances presented. As a consequence, neither a fairness opinion nor its underlying analyses is readily susceptible to summary description. Houlihan Lokey arrived at its opinion based on the results of all analyses undertaken by it and assessed as a whole and did not draw, in isolation, conclusions from or with regard to any individual analysis, methodology or factor. Accordingly, Houlihan Lokey believes that its analyses and the following summary must be considered as a whole and that selecting portions of its analyses, methodologies and factors or focusing on information presented in tabular format, without considering all analyses, methodologies and factors or the narrative description of the analyses, could create a misleading or incomplete view of the processes underlying Houlihan Lokey’s analyses and opinion. Each analytical technique has inherent strengths and weaknesses, and the nature of the available information may further affect the value of particular techniques.

In performing its analyses, Houlihan Lokey considered general business, economic, industry and market conditions, financial and otherwise, and other matters as they existed on, and could be evaluated as of, the date of the opinion. Houlihan Lokey’s analyses involved judgments and assumptions with regard to industry performance, general business, economic, regulatory, market and financial conditions and other matters, many of which are beyond the control of Baker, such as the impact of competition on the business of Baker and on the industry generally, industry growth and the absence of any material change in the financial condition and prospects of Baker or the industry or in the markets generally. No company, transaction or business used in Houlihan Lokey’s analyses for comparative purposes is identical to Baker or the proposed Offer and Merger and an evaluation of the results of those analyses is not entirely mathematical. Houlihan Lokey believes that mathematical derivations (such as determining average and median) of financial data are not by themselves meaningful and should be considered together with qualities, judgments and informed assumptions. The estimates contained in Baker’s analyses and the implied reference range values indicated by Houlihan Lokey’s analyses are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than those suggested by the analyses. In addition, any analyses relating to the value of assets, businesses or securities do not purport to be appraisals or to reflect the prices at which businesses or securities actually may be sold, which may depend on a variety of factors, many of which are beyond the control of Baker. Much of the information used in, and accordingly the results of, Houlihan Lokey’s analyses are inherently subject to substantial uncertainty.

Houlihan Lokey’s opinion was provided to the Board in connection with its evaluation of the proposed Offer and Merger and was only one of many factors considered by the Board in evaluating the proposed Offer and Merger. Please see “The Solicitation or Recommendation–Recommendation.” Neither Houlihan Lokey’s opinion nor its analyses were determinative of the Offer Price or of the views of the Board or the management of Baker with respect to the Offer and the Merger or the Offer Price. The type and amount of consideration payable in the Offer and the Merger were determined through negotiation between Baker and IMS and DE Merger Sub, and the decision to enter into the Offer and the Merger was solely that of the Board.

The following is a summary of the material analyses reviewed by Houlihan Lokey with the Board in connection with Houlihan Lokey’s opinion rendered on July 29, 2013. The order of the analyses does not represent relative importance or weight given to those analyses by Houlihan Lokey. The analyses summarized below include information presented in tabular format. The tables alone do not constitute a complete description of the analyses. Considering the data in the tables below without considering the full narrative description of the analyses, as well as the methodologies underlying, and the assumptions, qualifications and limitations affecting, each analysis, could create a misleading or incomplete view of Houlihan Lokey’s analyses.

For purposes of its analyses, Houlihan Lokey reviewed and used a number of financial metrics, including:

•	Enterprise Value calculated as the value of the relevant company’s outstanding equity securities based on the relevant company’s closing stock price, plus debt outstanding, plus preferred stock outstanding less the amount of cash and cash equivalents on its balance sheet, as of a specified date.

•	Transaction Value calculated as implied enterprise value of the target company based on the announced transaction equity price and other public information available at the time of the announcement.

•	“Adjusted EBITDA (excluding Other Income except income from unconsolidated subsidiaries),” which means Adjusted EBITDA excluding Other Income except income from unconsolidated subsidiaries. “Adjusted EBITDA” means earnings before interest, taxes, depreciation and amortization, adjusted for certain non-recurring items.

Unless the context indicates otherwise, enterprise values and equity values derived from the selected companies analysis described below were calculated using the closing price of Baker Common Stock and the common stock of the selected companies listed below as of July 24, 2013, and transaction values for the target companies derived from the selected transactions analysis described below were calculated as of the public announcement date of the relevant transaction based on the purchase prices to be paid in the selected transactions. Accordingly, this information may not reflect current or future market conditions. For the selected companies analysis described below, Latest Twelve Months (which we refer to herein as “LTM”) Adjusted EBITDA (excluding Other Income except income from unconsolidated subsidiaries) (for the twelve month period ending June 2, 2013) and estimates of Next Fiscal Year (which we refer to herein as “NFY”) Adjusted EBITDA (excluding Other Income except income from unconsolidated subsidiaries) (for the fiscal year ending December 31, 2013) for Baker were based on the Projections provided by the management of Baker. LTM Adjusted EBITDA (excluding Other Income except income from unconsolidated subsidiaries) (based on the latest twelve month information that was publicly available on July 24, 2013) and estimates of NFY Adjusted EBITDA (excluding Other Income except income from unconsolidated subsidiaries) (for the year ending December 31, 2013) for the selected companies listed below were based on certain publicly available consensus research analyst estimates, public filings and other publicly available information for the selected companies.

Selected Companies Analysis. Houlihan Lokey calculated multiples of enterprise value based on certain financial data for Baker and the following selected companies:

•	AECOM Technology Corporation

•	CH2M HILL Companies, Ltd.

•	Hill International, Inc.

•	Jacobs Engineering Group Inc.

•	KBR, Inc.

•	Stantec Inc.

•	Tetra Tech, Inc.

•	TRC Companies, Inc.

•	URS Corporation

Although none of the selected companies are directly comparable to Baker, the companies included were chosen because they are companies that, based on Houlihan Lokey’s professional judgment and experience and taking into account their respective product and service lines, industries, revenues and other factors, for purposes of analysis, may be considered similar to certain operations of Baker.

The calculated multiples included:

•	Enterprise value as a multiple of LTM (based on the latest twelve month information that was publicly available on July 24, 2013 for the selected companies, and the twelve month period ending June 2, 2013 for Baker) Adjusted EBITDA (excluding Other Income except income from unconsolidated subsidiaries); and

•	Enterprise value as a multiple of estimated NFY (for the year ending December 31, 2013) Adjusted EBITDA (excluding Other Income except income from unconsolidated subsidiaries).

The selected companies analysis indicated the following:

Multiple Description	Low	High	Median	Mean

Enterprise Value as a multiple of:

LTM (based on the latest twelve month information that was publicly available on July 24, 2013 (actual)) Adjusted EBITDA (excluding Other Income except income from unconsolidated subsidiaries)	5.9x	11.9x	8.6x	8.7x

NFY (year ending December 31, 2013 (projected)) Adjusted EBITDA (excluding Other Income except income from unconsolidated subsidiaries)	5.4x	9.9x	7.4x	7.5x

Houlihan Lokey applied multiple ranges of 6.0x to 7.0x LTM Adjusted EBITDA (excluding Other Income except income from unconsolidated subsidiaries) and 5.5x to 6.5x NFY Adjusted EBITDA (excluding Other Income except income from unconsolidated subsidiaries) based on the selected companies analysis to the corresponding financial data for Baker. This analysis indicated the following implied per share reference range for Baker, as compared to the proposed per share Offer Price in the Offer and the Merger:

Implied Per Share Equity Reference Ranges for Baker based on:		Per Share Offer Price in the Offer and the Merger
LTM (ending June 2, 2013 (actual)) Adjusted EBITDA (excluding Other Income except income from unconsolidated subsidiaries)	NFY (ending December 31, 2013 (projected)) Adjusted EBITDA (excluding Other Income except income from unconsolidated subsidiaries)

$29.74 - $33.17	$30.50 - $34.38	$40.50

Selected Transactions Analysis. Houlihan Lokey calculated multiples of enterprise value and per share equity value based on the estimated purchase prices paid in the following selected publicly-announced transactions:

Acquiror	Target

Aegion Corporation	Brinderson, L.P.
Pike Enterprises, Inc.	UC Synergetic, Inc.
GENIVAR Inc.	WSP Group PLC
Technip	The Shaw Group Inc. (Energy & Chemicals Segment)
Cardno USA, Inc.	ATC Group Services Inc.
Michael Baker Corporation	RBF Consulting, Inc.
CH2M HILL Europe Limited	Halcrow Holdings Limited
AMEC plc	MACTEC, Inc.
CH2M HILL Companies, Ltd.	Certain segments of Booz Allen Hamilton Inc.
AECOM Technology Corporation	Davis Langdon & Seah International
AECOM Government Services, Inc.	McNeil Technologies, Inc.
WS Atkins plc	The PBSJ Corporation
URS Corporation	Scott Wilson Group plc
Michael Baker Corporation	The LPA Group Incorporated
Willbros Group, Inc.	InfrastruX Group, Inc.
John Wood Group PLC	Baker/MO Services, Inc.
SAIC, Inc.	R. W. Beck Group, Inc.
ARCADIS U.S., Inc.	Malcolm Pirnie, Inc.
Tetra Tech, Inc.	Wardrop Engineering, Inc.

While none of the companies that participated in the selected transactions are directly comparable to Baker, Houlihan Lokey selected these transactions because they, in Houlihan Lokey’s professional judgment and experience, involve companies with among other things, product and service lines, industries and revenues, that, for the purposes of analysis, may be considered similar to Baker’s product and service lines, industry and results.

The calculated multiples included:

•	Transaction value as a multiple of LTM Adjusted EBITDA (excluding Other Income except income from unconsolidated subsidiaries) for the most recent LTM period prior to the announcement of the relevant transaction.

The selected transactions analysis indicated the following:

Multiple Description	Low	High	Median	Mean

Transaction Value as a multiple of:

LTM (for the most recent LTM period prior to the announcement of the transaction) Adjusted EBITDA (excluding Other Income except income from unconsolidated subsidiaries)	5.0x	12.9x	6.5x	7.4x

Houlihan Lokey applied multiple ranges of 6.0x to 7.0x LTM Adjusted EBITDA (excluding Other Income except income from unconsolidated subsidiaries) based on the selected transactions analysis to the corresponding financial data for Baker. This analysis indicated the following implied per share reference range for Baker, as compared to the proposed per share Offer Price in the Offer and the Merger:

Implied Per Share Equity Reference Range for Baker based on LTM (ending June 2, 2013 (actual)) Adjusted EBITDA (excluding Other Income except income from unconsolidated subsidiaries)	Per Share Offer Price in the Offer and the Merger

$29.74 - $33.17	$40.50

Discounted Cash Flow Analysis. Houlihan Lokey performed a discounted cash flow analysis of Baker by calculating the estimated net present value of the unlevered, after-tax free cash flows that Baker was forecasted to generate through the fiscal year ending 2017 based on the Projections provided by the management of Baker. Houlihan Lokey calculated terminal values for Baker by applying a range of perpetuity growth rates of 2.50% to 3.00% to Baker’s fiscal year 2017 estimated unlevered free cash flow, adjusted to normalize certain items. The range of perpetuity growth rates was estimated by Houlihan Lokey utilizing its professional judgment and experience, taking into account market expectations regarding long-term real growth of gross domestic product and inflation. The present values of the cash flows and terminal values were then calculated using discount rates ranging from 14.50% to 15.50%. The discounted cash flow analysis indicated the following implied per share reference range for Baker, as compared to the proposed per share Offer Price in the Offer and the Merger:

Implied Per Share Equity Reference Range for Baker	Per Share Offer Price in the Offer and the Merger

$37.22 - $40.51	$40.50

(8) The disclosure under the subheading “Other Matters” beginning on page 35 of the Schedule 14D-9 is amended and restated as follows:

Houlihan Lokey was engaged by the Board to act as its financial advisor in connection with the Offer and the Merger and provide financial advisory services, including an opinion to the Board regarding the fairness from a financial point of view of the Offer Price to be received by the holders of Baker Common Stock in the Offer and the Merger pursuant to the Merger Agreement. Houlihan Lokey was engaged based on, among other factors, Houlihan Lokey’s experience in the engineering industry, its familiarity with Baker and its general reputation as an independent financial advisory firm. Houlihan Lokey is regularly engaged to provide advisory services in connection with mergers and acquisitions, financings, and financial restructurings. Pursuant to the engagement letter, Houlihan Lokey will receive a fee for such services, estimated to be approximately 1 percent of the transaction value, $500,000 of which was paid upon the delivery of Houlihan Lokey’s opinion, $450,000 of which has been paid as monthly retainer fees and the balance of which is contingent upon the consummation of the Offer and the Merger. Baker has also agreed to reimburse Houlihan Lokey for certain expenses and to indemnify Houlihan Lokey, its affiliates and certain related parties against certain liabilities and expenses, including certain liabilities under the federal securities laws arising out of or relating to Houlihan Lokey’s engagement.

In the ordinary course of business, certain of Houlihan Lokey’s employees and affiliates, as well as investment funds in which they may have financial interests or with which they may co-invest, may acquire, hold or sell, long or short positions, or trade, in debt, equity, and other securities and financial instruments (including loans and other obligations) of, or investments in, Baker, IMS, DE Merger Sub, or any other party that may be involved in the Offer and the Merger and their respective affiliates or any currency or commodity that may be involved in the Offer and the Merger.

Houlihan Lokey and certain of its affiliates have in the past provided investment banking, financial advisory and other financial services to Baker and DC Capital, an affiliate of IMS and DE Merger Sub, or one or more security holders, affiliates and/or portfolio companies of investment funds affiliated or associated with DC Capital (collectively, “DC Capital Parent Group”), for which Houlihan Lokey and such affiliates have received compensation. During the two-year period ended July 29, 2013, Houlihan Lokey did not receive any fees from or provide any services to DC Capital or IMS. In addition to the fees described above, during the two-year period ended July 29, 2013, Houlihan Lokey received fees in the amount of $575,000 from Baker for financial advisory services. Houlihan Lokey and certain of its affiliates may provide investment banking, financial advisory and other financial services to Baker, DC Capital Parent Group, other participants in the Offer and the Merger or certain of their respective affiliates or security holders in the future, for which Houlihan Lokey and such affiliates may receive compensation. Furthermore, in connection with bankruptcies, restructurings, and similar matters, Houlihan Lokey and certain of its affiliates may have in the past acted, may currently be acting and may in the future act as financial advisor to debtors, creditors, equity holders, trustees, agents and other interested parties (including, without limitation, formal and informal committees or groups of creditors) that may have included or represented and may include or represent, directly or indirectly, or may be or have been adverse to, Baker, DC Capital Parent Group, other participants in the Offer and the Merger or certain of their respective affiliates or security holders, for which advice and services Houlihan Lokey and such affiliates have received and may receive compensation.

(9) The disclosure under the subheading “Baker Projections” beginning on page 36 of the Schedule 14D-9 is amended and restated as follows:

Baker does not as a matter of course make public projections as to future performance, earnings or other results beyond the current fiscal year given the unpredictability of underlying assumptions and estimates. However, Baker provided to IMS and other third parties certain background information about Baker, in connection with their due diligence reviews, including certain prospective financial information for 2013-2017 in March 2013 concerning Baker’s future financial condition and performance that had been prepared by management in connection with the strategic assessment process that led to the Offer and the Merger, a summary of which Baker has included below. The Projections also were provided to Houlihan Lokey for use in connection with its opinion.

The Projections were not prepared with a view toward public disclosure and, accordingly, do not necessarily comply with published guidelines of the SEC, the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of financial forecasts or generally accepted accounting principles (GAAP). Deloitte & Touche, LLP, Baker’s independent registered public accounting firm, has not audited, compiled or performed any procedures with respect to the Projections and does not express an opinion or any form of assurance related thereto.

The summary of the Projections are not being included in this recommendation to influence a shareholder’s decision whether to tender Shares in the Offer, but is being included because the Projections were provided to IMS and other third parties.

The Projections, while presented with numerical specificity, necessarily were based on numerous variables and assumptions that are inherently uncertain and many of which are beyond the control of Baker’s management. Since the Projections cover multiple years, by their nature, they become subject to greater uncertainty with each successive year. The assumptions upon which the Projections were based necessarily involve judgments with respect to, among other things, future economic, competitive and financial market conditions, all of which are difficult or impossible to predict and many of which are beyond Baker’s control. The Projections also reflect assumptions as to certain business decisions that are subject to change. In addition, the Projections might be affected by Baker’s ability to achieve strategic goals, objectives and targets over the applicable periods. The Projections also assume Baker would remain as a stand-alone, public company.

Accordingly, there can be no assurance that the Projections will be realized, and actual results may vary materially from those shown. The inclusion of the Projections below should not be regarded as an indication that Baker or any of its affiliates, advisors, officers, directors or representatives considered or consider the Projections to be predictive of actual future events or events which have occurred since the date of such forecasts, and the Projections should not be relied upon as such. Neither Baker nor any of its affiliates, advisors, officers, directors or representatives gives any assurance that actual results will not differ materially from the Projections, and none of them undertakes any obligation to update or otherwise revise or reconcile the Projections to reflect circumstances existing after the date the Projections were generated or to reflect the occurrence of future events even in the event that any or all of the assumptions underlying the Projections are shown to be in error. Baker does not intend to make publicly available any update or other revision to the Projections, except as otherwise required by law. Neither Baker nor any of its affiliates, advisors, officers, directors or representatives has made or makes any representation to any Shareholder or other person regarding the ultimate performance of Baker compared to the information contained in the Projections or that the Projections will necessarily be achieved. Baker has made no representation to IMS, Merger Sub or their affiliates, in the Merger Agreement or otherwise, concerning the Projections.

The ultimate achievability of the Projections is also subject to numerous risks and uncertainties including, but not limited to, the risks and uncertainties described in Baker’s Annual Report on Form 10-K for the fiscal year ended December 31, 2012, and subsequent filings made with the SEC.

The Projections do not take into account any circumstances or events occurring after the date they were prepared, including the transactions contemplated by the Merger Agreement or the announcement thereof. Furthermore, the Projections do not take into account the effect of any failure of the transactions described in the Merger Agreement to occur and should not be viewed as accurate or continuing in that context.

In light of the foregoing factors and the uncertainties inherent in the Projections, Shareholders are cautioned not to place undue reliance on the Projections. The Projections should be evaluated, if at all, in conjunction with the information regarding Baker contained elsewhere in this Schedule 14D-9 and the historical financial statements and other information regarding Baker contained in Baker’s public filings with the SEC.

The Projections and Baker’s adjusted results of operations for 2012 (as provided with the Projections to IMS and other third parties in Baker’s strategic process solely for reference purposes) are as follows:

	(amounts in millions) Fiscal Year Ending December 31,
	2012A	2013E	2014E	2015E	2016E	2017E

Gross Fees	$593.4	$565.2	$593.1	$628.3	$667.5	$702.1

% Growth	–3.9%	–4.7%	4.9%	5.9%	6.2%	5.2%

Gross Profit[3]	$90.4	$99.3	$108.8	$123.7	$137.8	$146.9

Gross Margin %	15.2%	17.6%	18.3%	19.7%	20.6%	20.9%

SG&A3	86.5	75.7	77.6	79.9	82.7	85.6

% Revenue	14.6%	13.4%	13.1%	12.7%	12.4%	12.2%

Other Income	1.8	(0.7)	(1.0)	0.0	0.0	0.0

Depreciation & Amortization	17.2	11.6	9.5	7.0	6.6	6.5

Total Adjustments[1]	6.6	1.8	0.0	0.0	0.0	0.0

Adjusted EBITDA[2]	$29.6	$36.3	$39.7	$50.8	$61.7	$67.7

Adjusted EBITDA Margin %	5.0%	6.4%	6.7%	8.1%	9.2%	9.6%

1.	Figures do not include an add-back for stock based compensation expense.
2.	“Adjusted EBITDA” means earnings before interest, taxes, depreciation and amortization, adjusted for certain non-recurring items, which in the table above included all other income (consisting of income on unconsolidated subsidiaries and other income items net). The phrase “Adjusted EBITDA (excluding Other Income except income from unconsolidated subsidiaries)” used in “—Opinion of the Board’s Financial Advisor” means Adjusted EBITDA excluding Other Income except income from unconsolidated subsidiaries. Other Income except income from unconsolidated subsidiaries of Baker was $0.8, $1.5 and $1.0 for years 2012A, 2013E and 2014E, respectively.
3.	Audited gross profit of $92.0 and SG&A of $88.0 are reflected in Baker’s Form 10-K for the fiscal year 2012.

Baker’s results of operations for the first two quarters of 2013, and expected results of operations for the third quarter of 2013 (based on preliminary information available) are generally consistent with the 2013 projections included above.

Unlevered Free Cash Flows

The unlevered free cash flows of Baker below were calculated based on the Projections by subtracting taxes, capital expenditures and changes in working capital from EBITDA and adding stock-based compensation:

	(amounts in millions)
	2013P	2014P	2015P	2016P	2017P

Unlevered free cash flows	$10.2	$26.1	$30.7	$35.4	$39.5

NONE OF BAKER, IMS OR MERGER SUB INTENDS TO, OR UNDERTAKES ANY OBLIGATION TO, UPDATE OR REVISE, OR PUBLICLY DISCLOSE ANY UPDATE OR REVISION TO, THE PROJECTIONS TO REFLECT CIRCUMSTANCES OR EVENTS, INCLUDING UNANTICIPATED EVENTS, THAT MAY HAVE OCCURRED OR THAT MAY OCCUR AFTER THE PREPARATION BY BAKER’S MANAGEMENT THEREOF, EVEN IN THE EVENT THAT ANY OR ALL OF THE ASSUMPTIONS UNDERLYING SUCH FORECASTS ARE SHOWN TO BE IN ERROR OR CHANGE, EXCEPT AS REQUIRED BY LAW.

Item 8.	Additional Information

Item 8 of the Schedule 14D-9 is hereby amended and restated as follows:

(1) The disclosure under the subheading “Golden Parachute Compensation” beginning on page 39 of the Schedule 14D-9 is amended and restated as follows:

This section sets forth the information required by Item 402(t) of Regulation S-K regarding the compensation for each of our Named Executive Officers (as such term is defined in Regulation S-K, “NEO”) that is based on or otherwise relates to the Merger. This compensation is referred to as “golden parachute” compensation by the applicable SEC disclosure rules, and in this section we use this term to describe the merger-related compensation payable to our NEOs. The amounts set forth in the table are estimates based on the following assumptions:

•	consummation of the Offer constitutes a change of control for purposes of the applicable compensation plan or agreement, and the Offer was consummated on September 5, 2013, the latest practicable date prior to the filing of this Schedule 14D-9;

•	under the terms of the Continuation Agreements, in the event that any benefit payable constitutes a “parachute payment” within the meaning of Internal Revenue Code Section 280G and would be subject to excise tax imposed by Section 4999 of the Internal Revenue Code, then payments shall be provided either in full or reduced to an amount in which no portion of the benefits would be subject to excise tax, whichever provides the greater after-tax benefit;

•	the amounts in the table below represent the benefits without consideration of reduction to avoid excise tax; and

•	the price per Share paid in the Offer and Merger was $40.50, the per Share price payable under the Offer and the Merger Agreement.

The table below reflects the amounts each NEO will receive in connection with or as a result of the Offer and the Merger, as well as amounts each NEO will receive in the event the NEO’s employment is terminated by Baker other than for cause or the executive terminates his or employment for good reason immediately following the consummation of the Offer and Merger. Each NEO has a Continuation Agreement as described in Item 3 above. The amounts reported in the table below do not include the performance awards described in “Arrangements between Baker and its Executive Officers, Directors and Affiliates — Key Employee Retention Plan” of Item 3 above, and are estimates based on multiple assumptions that may or may not actually occur, including the assumptions described above, and elsewhere in this Schedule 14D-9. These estimates will not be used to determine actual benefits paid, which will be calculated in accordance with the terms of the Merger Agreement, the NEO’s Continuation Agreement or any other related agreement, plan or arrangement, as applicable, and may materially differ from these estimates. As a result, the golden parachute compensation, if any, to be received by an NEO may materially differ from the amounts set forth below.

Name(1)	Cash ($)(2)	Equity ($)(3)	Pension/ NQDC ($)	Perquisites/ Benefits ($)(4)	Tax Reimbursement ($)	Other ($)(5)	Total ($)
Michael J. Zugay	1,739,183	142,479		43,175		16,240	1,941,076
H. James McKnight	1,739,183	142,479		47,315		36,493	1,965,470
S. Robert Kallenbaugh	900,015			27,337		49,845	977,197
James M. Twomey	765,440	45,441		30,833		13,576	855,291
Jeffrey S. Hill	746,773	40,622		22,502		22,527	832,426

(1)	Does not include information with respect to G. John Kurgan, a NEO, who resigned from Baker effective March 4, 2013.
(2)	Includes the cash amount payable upon a termination other than for cause or the executive terminates his or employment for good reason under the terms of the Continuation Agreements.
(3)	Consists of the lump sum payment for the unvested Restricted Stock held by each NEO at the Effective Time pursuant to the Merger Agreement.
(4)	Consists of the estimated value of the continuation of the following benefits pursuant to the Continuation Agreements: medical, dental, disability and life insurance coverage currently provided to each NEO.
(5)	Consists of the amount payable to each NEO for the accrued but unused vacation as of August 4, 2013, in the event the NEO leaves Baker as a result of the Offer or Merger.

In addition to the amounts set forth in the table above, at a September 27, 2013 meeting of the Board, the Board made the following performance awards under the pool described in “Arrangements between Baker and its Executive Officers, Directors and Affiliates — Key Employee Retention Plan” of Item 3 above: H. James McKnight, $250,000; Michael J. Zugay, $150,000; Jeffery S. Hill, $150,000; S. Robert Kallenbaugh, $75,000 and James M. Twomey, $75,000.

(2) The disclosure under the subheading “Shareholder Demand Letters” beginning on page 43 of the Schedule 14D-9 is deleted in its entirety and replaced with the following:

Litigation

On August 8, 2013, the Board received demand letters (the “Demand Letters”) on behalf of two purported Shareholders, one of whom purports to own 40 Shares and the other of whom purports to own an unspecified number of Shares. Among other things, the Demand Letters demanded that the Board take action to remedy alleged breaches of fiduciary duties by the Board in approving the Merger Agreement with IMS. Both letters contended generally that the proposed Merger consideration is insufficient and that the process by which the Merger Agreement was approved was deficient.

Pursuant to Pennsylvania law, on August 21, 2013, the Board established a special litigation committee (the “SLC”) of independent members of the Board to investigate the allegations in the Demand Letters and related matters and to determine, on behalf of Baker, the appropriate actions to take, if any, in response to the Demand Letters. David L. DeNinno, Mark E. Kaplan and David N. Wormley were appointed as members of the SLC. The Board did not apply specific criteria in selecting the members of the SLC, although it noted Mr. DeNinno’s experience as a lawyer in selecting him and that, while none of Messrs. DeNinno, Kaplan and Wormley had conducted any discussions with representatives of IMS or Mr. Campbell concerning whether, if invited to do so, they would serve as members of the IMS Board of Managers after the Merger, they had no current intention to serve in such capacity. However, it is possible that IMS will request that one or more of such directors do so, and they are not precluded from accepting such request. Each member of the SLC will be reimbursed for his out of pocket expenses, consistent with Baker’s policies, and will receive a fee for his service, which is not conditioned on the outcome of the SLC’s investigation. The fees to be paid to the members of the SLC are as follows: Mr. DeNinno, as chairman, $35,000; and Messrs. Kaplan and Wormley, as members, $30,000 each. The Board delegated exclusive authority to the SLC to (1) investigate the allegations set forth in the Demand Letters, (2) select and retain independent legal counsel or other experts and advisors as it in its sole discretion deems necessary to advise the SLC, conduct such investigation on the SLC’s behalf and prepare a report setting forth the conclusions and recommendations resulting from the investigation, and (3) determine on behalf of Baker the actions, if any, that the SLC determines necessary, desirable or appropriate to be taken on behalf of and in the name of Baker with respect to those allegations, including whether to pursue any such allegations or seek extrajudicial resolution of them.

On September 24, 2013, the purported Shareholders referred to above, together filed an individual and putative class action complaint in the United States District Court for the Western District of Pennsylvania, captioned Steven Birsch et al. v. Robert N. Bontempo, et al., Case No. 2: 13-cv-01392 (the “Birsch Complaint”). The Birsch Complaint asserts claims for relief under Section 14 (e) of the Securities Exchange Act of 1934 and 15 Pa.C.S. § 1105, which relates to a plaintiff’s ability to seek equitable relief. The Birsch Complaint alleges that the Board failed to provide material information and/or omitted material information from the Schedule 14D-9, and generally that the Board has sought to sell Baker through an allegedly unfair process, for an inadequate price and on unfair terms. The Birsch Complaint seeks to enjoin the Offer, certain other declaratory and equitable relief and attorneys’ fees and costs. On September 26, 2013, another purported Shareholder filed an individual complaint in the United States District Court for the Western District of Pennsylvania, captioned Special Trading Fund v. Robert N. Bontempo, et al., Case No. 2:13-cv-01401-TFM (the “STF Complaint”). The STF Complaint asserts an individual claim for relief under Section 14(e) of the Securities Exchange Act of 1934. The STC Complaint alleges that the Board failed to provide material information and/or omitted material information from the Schedule 14D-9. The STF Complaint seeks to enjoin the Offer, compensatory damages, certain other equitable relief and attorneys’ fees and costs.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

MICHAEL BAKER CORPORATION

By:	/s/ Michael J. Zugay
Name:	Michael J. Zugay
Title	Office of the Chief Executive
Executive Vice President, Chief Financial
Officer and Chief Administrative Officer

By:	/s/ H. James McKnight
Name:	H. James McKnight
Title	Office of the Chief Executive
Executive Vice President, Chief Legal
Officer and Corporate Secretary

Dated October 1, 2013